July 16, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rexford Industrial Realty, Inc.
Registration Statement on Form S-11 (SEC File No. 333-188806)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Rexford Industrial Realty, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 18, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 5,460 copies of the Preliminary Prospectus dated July 9, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

WELLS FARGO SECURITIES, LLC

FBR CAPITAL MARKETS & CO.

J.P. MORGAN SECURITIES LLC

      As Representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
	Name:	David Herman
	Title:	Director

By:	FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
	Name:	Paul Dellisola
	Title:	Senior Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Eddy Allegaert
	Name:	Eddy Allegaert
	Title:	Managing Director